SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Helius Medical Technologies, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

42328V 801 (CUSIP Number)

Dane Andreeff
140 East St. Lucia Lane
Santa Rosa Beach, FL 32459
(215) 944-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V 801

1	NAMES OF REPORTING PERSONS
Dane C. Andreeff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,707

	8	SHARED VOTING POWER
59,597

	9	SOLE DISPOSITIVE POWER
34,707

	10	SHARED DISPOSITIVE POWER
59,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,597*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5% (See Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 11,420 shares of common stock and 246 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners, L.P., 2,375 shares of common stock and 67 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners I, L.P., 9,992 shares of common stock and 163 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Discovery I, L.P., 599 shares of common stock and 28 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Offshore, Ltd., 30 shares of common stock held directly by Mr. Andreeff and 34,677 shares of common stock issuable upon the exercise of stock options held directly by Mr. Andreeff.

END OF COVER PAGE

Item 1.	Security and Issuer.

The securities covered by this Amendment No. 5 to Schedule 13D are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of Helius Medical Technologies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s address is 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania 18940.

Item 2.	Identity and Background.

(a)          This Amendment No. 5 to Schedule 13D is being filed on behalf of Dane Andreeff, a natural person (the “Reporting Person”).

(b)          The Reporting Person has a principal business address at 140 East St. Lucia Lane, Santa Rosa Beach, FL 32459.

(c)          Mr. Andreeff is the President and Chief Executive Officer of the Issuer, and the managing member of Maple Leaf Capital I, LLC (“Maple Leaf Capital”).  Maple Leaf Capital purchases, holds and sells securities and other investment products.

(d)-(e)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Andreeff is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 28, 2023 and August 30, 2023, affiliates of the Reporting Person purchased respective totals of 5,078 and 5,000 shares of Common Stock in the open market for respective aggregate purchase prices of $32,338.74 and $38,211.50 ($6.3684 and $7.6423 per share of Common Stock respectively). The securities acquired were purchased with working capital of Maple Leaf Partners, L.P. (“MLP”), Maple Leaf Partners I, L.P. (“MLPI”), Maple Leaf Partners Discovery I, L.P. (“MLD”), and Maple Leaf Offshore, Ltd. (“MLO”). Mr. Andreeff is the managing member of Maple Leaf Capital, which is the general partner of each of MLP, MLPI and MLD. Mr. Andreeff is the president of the managing member of Andreeff Equity Advisors, LLC, the investment manager of MLO.

Item 4.	Purpose of Transaction.

Item 3 of this Amendment No. 5 to Schedule 13D is incorporated herein by reference.

As of the date of this Amendment No. 5 to Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or his affiliates may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

As President and Chief Executive Officer and a member of the Issuer’s Board of Directors, Mr. Andreeff may discuss items of mutual interest with the Issuer, which could include any of the items listed above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Dane Andreeff(1)	59,597	10.5%	34,707	59,597	34,707	59,597

* Based on 565,968 shares of Common Stock outstanding as of August 13, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed with the Securities and Exchange Commission (“SEC”) on August 10, 2023, adjusted to reflect the reverse stock split as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 16, 2023.
(1) Includes 11,420 shares of common stock and 246 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners, L.P., 2,375 shares of common stock and 67 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Partners I, L.P., 9,992 shares of common stock and 163 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Discovery I, L.P., 599 shares of common stock and 28 shares of common stock issuable upon the exercise of warrants held by Maple Leaf Offshore, Ltd., 30 shares of common stock held directly by Mr. Andreeff, and 34,677  shares of common stock issuable upon the exercise of stock options held directly by Mr. Andreeff.  Mr. Andreeff is the managing member of Maple Leaf Capital, which is the general partner of each of MLP, MLPI, and MLD, and Mr. Andreeff is the president of the managing member of Andreeff Equity Advisors, L.L.C., the investment manager of MLO.  Mr. Andreeff may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by MLP, MLPI, MLD, and MLO.  Maple Leaf Capital, as the general partner of each of MLP, MLPI, and MLD, holds a total of 24,386 shares of common stock and 504 shares of common stock issuable upon the exercise of warrants, and as such, Maple Leaf Capital’s total amount of shares beneficially owned is less than 5%.

(c)          Except for the transactions described in Items 3, 4, or 5 of this Amendment No. 5 to Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d)         Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2023

/s/ Dane C. Andreeff
Dane C. Andreeff